TERYL RESOURCES CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
Form 51-102F1

DATED April 20, 2007

The following discussion of the results of operations of the Company for the third fiscal quarter ended February 28, 2007, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the fiscal year ended May 31, 2006 and 2005.

Overall Performance

We are engaged in the acquisition, exploration and development of natural resource properties. We currently have mineral property interests in Arizona, Alaska and British Columbia.

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks Mining District, Alaska. The Gil joint venture, with Kinross Gold Corporation, is divided into several mineralized zones including the Main Gil and the North Gil. The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc., a subsidiary of the Company, owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims, subject to a 1% NSR to the State of Alaska, located in the Fairbanks Alaska mining district.

Results Of Operations

The following discussion of the Company’s financial condition at February 28, 2007 and the changes in financial condition and results of operations for the quarter ended February 28, 2007 and 2006 should be read in conjunction with the financial statements of the Company and related notes included therein. The Company’s reporting currency is the Canadian dollar. All amounts in this discussion are expressed in Canadian dollars.

Selected Interim Information

The following information is derived from our financial statements for the current quarter results including a comparison of results of operations and cash flows to corresponding periods in the previous year and a comparison of the company’s interim financial condition to the company’s financial condition as at the most recently completed financial year end.

	Quarter ended February 28, 2007	Quarter ended February 28, 2006	Year ended May 31, 2006
Net sales or total revenues	2,958	7,239	27,154
Net income or (loss) before discontinued items or extraordinary items - Total - per share undiluted - per share diluted
	(64,280)	(71,374)	(430,646)
	(0.0016)	(0.0019)	(0.01)
	(0.0016)	(0.0019)	(0.01)
Net income or loss after discontinued operations - total - per share undiluted - per share diluted
	(64,280)	(71,347)	(430,646)
	(0.0016)	(0.0019)	(0.01)
	(0.0016)	(0.0019)	(0.01)
Total assets	3,592,790	3,120,513	3,501,603
Total long-term financial liabilities	$nil	$nil	$nil
Cash dividends declared per share	$nil	$nil	$nil

The Company realized a net loss of $64280 for the quarter ended February 28, 2007, compared to a net loss of $71,374 for the same period in 2006. Audit, accounting and legal fees for the 3rd quarter 2007 were $7,516 compared with $5,040 for the 3rd quarter 2006. Publicity, promotions and investor relations expenditure were reduced to $11,398 for the 3rd quarter 2007 compared to expenditures of $19,028 for the same period in 2006. Write off of mineral property, exploration and development were $nil for the 3rd quarter 2007 compared with 3,771 for the 3rd quarter 2006. Auto, travel and entertainment expenses were $1,232 for the 3rd quarter 2007 compared with $2,790 for the 3rd quarter 2006. Office rent and utilities increased to $4,637 for the 3rd quarter 2007 compared with $1,420 for the 3rd quarter 2006 due to moving the corporate offices.

At February 28, 2007, the Company’s Oil and Gas operations had a net income of $2,958 compared to $7,239 as at February 28, 2006.

Mining and Exploration Operations

Gil Mineral Claims

The Gil Gold Project is located in the Fairbanks Mining District, Alaska. The Issuer owns a 20% interest in the Gil Mineral Claims with its joint venture partner, Kinross Gold Corporation (“Kinross”) with Kinross owning the other 80%. The Gil claims are adjacent to the producing Fort Knox mine which is owned by Kinross, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton.

During the first half of the 2004 exploration program, the Company’s JV partner, Kinross Gold, constructed approximately 40,000 feet of soil line and collected approximately 488 soil samples using auger drills. This work generated several new exploration targets in the Main Gil Area and along Sourdough Ridge.

In April of 2005, we announced the Gil joint venture progress report for the 2004 exploration program from our joint venture partner Kinross Gold Corporation had been received.

The goal of the 2004 Gil Exploration Program was to identify gold targets that could significantly increase the potential resource of the claim block. Fieldwork began on June 21st, 2004 and took place in the central and eastern portions of the claim area. This included the Main Gil Area, Sourdough Ridge, Intrusive Ridge, All Gold Ridge and Too Much Gold Ridge. Exploration activities consisted of geologic mapping, 1,020 feet of trenching, 18 reverse circulation drill holes totaling 4,175 feet, and the collection of over 1000 rock and soil samples for gold assay. Initial fieldwork outlined eight gold targets that warranted further exploration. Drilling in the final portion of the exploration season tested five of the eight targets.

On April 19, 2005, a Program and Budget was announced. This Program and Budget is approved by Kinross Gold Corp. with the intent to move the Gil Joint Venture from the exploration to the development stage. The approved budget is US$793,800.

On September 6, 2005, a reverse drilling contract between the Company and GF Back Drilling was announced. The completion of this drilling program was announced on October 31, 2005. The Gil/Sourdough drilling consisted of 1,560 feet of RD drilling for a total of 9 holes. Additional drilling is planned following the seasonal freeze-up to extend the Sourdough mineralized zone. Teryl has agreed to supervise the exploration program and cover 100% of the costs. Kinross has agreed to credit their 80% share of the costs n the next approved budget of the Gil Joint Venture.

On January 26, 2006, an exploration update for the Gil Joint Venture was released. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area.

On July 10, 2006 the Company announced that drilling is to commence this summer on a new gold target on the Gil joint venture. A total of three drill holes is initially planned to test the most favorable geophysical target on the Gil Joint Venture. On September 18, 2006, the Company announced that the necessary permits have been approved and that drilling has commenced.

On September 18, 2006 the Company announced that the necessary permits had been approved and that drilling had commenced on three drill holes.

On January 24, 2007 the Company announced that the 2006 exploration results had been received from the joint venture partner, Kinross Gold Corporation. The 2006 field season involved the Last Change Creek area. Soil and rock sampling yielded 76 samples of which two samples have gold assay values of 0.005 opt or higher.

Westridge Claims

The West Ridge Prospect is north of Fairbanks, Alaska, a distance of 22 miles by road. It lies immediately north of the Fox Creek Property, which was drill, tested by Cypress Gold in 1995. The West Ridge property adjoins Kinross Gold Corp.’s True North gold deposit and lies approximately eight miles northwest of the producing Fort Knox gold mine, reported to have contained reserves of 4,000,000 ounces of gold. Fort Knox has produced over 400,000 ounces of gold annually. The West Ridge Property is made of 53 State mining claims held by the Company. The property was submitted to Kinross early in the summer of 1998 and a joint venture was signed and later terminated.

Black Dome

We held a lease of 440 acres in the Fairbanks Mining District, Alaska. This trust land is adjacent to the western portion of the Company’s 100% owned West Ridge claims and 40 acres is strategically located within the West Ridge claims, which is on the edge of a geochemical gold anomaly. The gold anomaly may possibly be on trend with the 4000-foot western gold anomaly, which is geochemically similar to the gold mineralization at the True North deposit, according to AMAX Gold’s report completed in 1999. The True North gold deposit was purchased by Kinross Gold for CAD$94 million in shares and cash from La Teko Resources and Newmont Mining Corporation.

An exploration program started in August 2003. On December 8, 2003 trench geochemical results and ground geophysics were completed on the West Ridge property. The most significant geochemical results from the three West Ridge trenches came from the last 15 meters of trench 3 which averaged 596 ppb gold and intersected a highly oxidized sericite altered diorite to granodiorite intrusive containing up to 2.98 grams per tonne gold with 3,140 ppm arsenic. Alteration associated with the intrusive included strong sericitic alteration and a marked increase in aluminum and sodium values.

The Trust Land Office lease expired on July 15, 2006.

Fish Creek Claims

In December 2004, we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes - were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

In March we announced that an amending agreement has been completed to extend the term of the original Fish Creek Claims agreement between Linux Gold Corp. and Teryl, until March 5, 2007, giving Teryl a 50% interest in 30 Fish Creek claims in Alaska. Other than this extension, all other terms of the original agreement remain the same. The original Fish Creek Agreement gives Linux Gold Corp. a 5% royalty interest until US$2,000,000 has been received from the royalty payments, or may convert into a 25% working interest. Teryl Resources Corp. may purchase the 5% net royalty for US$500,000 within one year after production. Teryl Resources Corp. also agrees to expend a minimum of US$500,000 after two years for the date of this amended agreement.

The consideration is the issuance of 100,000 common shares of Teryl Resources Corp. to Linux Gold Corp. There is no finder’s fee payable. This agreement was further extended to March 5, 2009 with all other terms remaining the same.

In August the Company announced that an extensive auger drilling program has commenced on the All Gold Creek anomaly on the Fish Creek property.

On October 3, 2006, the Company announced that six new geophysical targets have been located. An exploration program is planned for this winter.

Fox Creek Claims

On June 23, 2004, the Company entered into a mineral property lease to develop the property known as the Upper Fox Creek mining lease. The Company made the first US$10,000 payment but did not make the 2005 year payment and the lease was cancelled. During the November 2005 quarter $13,283 in property costs and $34,769 in exploration costs were written off.

Gas Wells, Knox County, Kentucky

On May 23, 2006 the Company entered into an agreement with IAS Communications, Inc. to drill up to 24 gas wells in Kentucky. The Company will earn a 40% interest in each well drilled by financing 50% of the total cost of drilling each well subject to a 12.5% revenue interest to the landowner and a 27.5% interest to Energy Source, Inc., the lessee and operator of the wells.

On June 6, 2006 the Company announced that the Ken Lee#1 well had been successfully completed as a commercial gas well. On July 6, 2006 the Company announced that drilling had commenced on the Elvis Farris #2 well and has been reported to be in production.

Gold Hill Property, Arizona

On July 18, 2006 the Company announced that it has optioned seven patented claim blocks, consisting of 248 acres in the Warren Mining District, Cochise County, Arizona. The Company can earn a 100% interest, subject to a 10% net profit interest, by making payments to the claim owners for $82,500 and $6,000 quarterly payments to the vendors, including a minimum of exploration expenditures of $50,000. On October 16, 2006, the Company announced that the option on the Gold Hill Project has been exercised.

On August 1, 2006 the Company announced that six additional unpatented lode mining claims have been officially filed with the Arizona State office of the Bureau of Land Management on behalf of the Company.

On February 20, 2007 the Company announced that it has received assay results from 16 rock samples, of which four samples exceeded the 0,8% copper, which is required for the current mined porphyry deposits in the Bisbee area.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
	$	$	Per Share	Diluted per share
February 28, 2007	2,958	(64,280)	(0.0016)	(0.0016)
November 30, 2006	3,624	(82,610)	(0.0046)	(0.0046)
August 31, 2006	5,878	(69,002)	(0.0019)	(0.0019)
May 31, 2006	18,425	(120,735)	(0.0032)	(0.0032)
February 28, 2006	7,239	(71,347)	(0.0019)	(0.0019)
November 30, 2005	(3,576)	(154,426)	(0.0046)	(0.0046)
August 31, 2005	5,066	(84,138)	(0.0023)	(0.0023)
May 31, 2005	7,492	(110,233)	(0.0032)	(0.0032)

The changes in revenue during the above eight quarters are due to fluctuations in oil and gas prices. The changes in net loss are due to availability of funds from share issuances and the timing of the receipt of supplier invoices for goods and services. There is no seasonality in the company’s business except for mineral claim exploration and development being restricted to appropriate weather constraints.

The financial data has been prepared in accordance with Canadian GAAP and the significant accounting policies are stated in Note 1 to the financial statements, the reporting currency is Canadian dollars.

Liquidity and Capital Resources
Since its incorporation, the Issuer has financed its operations almost exclusively through the sale of its common shares to investors. The Issuer expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Issuer will be successful in arranging financing on acceptable terms. To a significant extent, the Issuer’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Issuer’s exploration programs. The Issuer’s ability to attain its business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

The Company’s cash surplus at February 28, 2007 was $4,164 compared with a surplus of $1,150 at February 28, 2006. The working capital deficit was $253,414 at February 28, 2007, compared to a working capital deficit of $232,390 at February 28, 2006.

The Company plans to continue raising funds through sale of capital stock and through option agreements on its mineral properties.

Financing Activities
Subsequent to the quarter end, the Company announced the completion of a private placement on April 11, 2007. Proceeds of $179,151 were realized on the sale of 1,194,340 Units at $0.15 per Unit. Each Unit consists of one common share and one warrant exercisable at $0.20 per share for a one year period.

Transactions with Related Parties
Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $2,500 per month for management services. The Company paid to SMR management fees totaling $7,500 in the period ended February 28, 2007 (2006 - $7,500). During the quarter ended February 28, 2007, directors fees totaling $3,000 (2006 - $3,250) were paid to J. Robertson, President of the Company; administration consulting fees totaling $6,000 (2006 - $6,250) were paid to J. Lorette, a director of the company, and fees of $3,750 (2006 - $4,000) were paid to M. Van Oord, Chief Financial Officer and a director of the company. Fees of $2,354 (2006 - $1,808) were paid to KLR Petroleum, Inc. for administration of the Company’s payroll and benefit plan.

Additional Disclosure for Venture Issuers Without Significant Revenue
Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Consolidated Statements of Operations and Deficit contained in its Consolidated Financial Statements for May 31, 2006 and 2005.

See the Consolidated Schedules of Deferred Exploration and Development Expenditures and Note 7 to the Consolidated Financial Statements for May 31, 2006 and 2005 for full disclosure of deferred mineral property exploration and development costs and changes on a property by property basis. See the Consolidated Statements of Operations and Deficit for May 31, 2006 and 2005 for a breakdown of the material components of the General and Administration expenses.

Outstanding Share Data
The Company’s authorized share capital consists of:

100,000,000	Common shares without par value
5,000,000	Preferred shares with a $1 par value.

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.

As of February 28, 2007, 39,568,188 common shares were issued and outstanding. There were no Preferred shares.

There were 1,324,000 warrants outstanding at February 28, 2007, which entitle the holder to purchase one common share at an exercise price of $0.30 during the first year and $0.35 during the 2nd year and expire May 17, 2007 and 2008 respectively.

Options outstanding at February 28, 2007 are as follows:

Exercise price	Number of
$	Shares
0.285	250,000
0.30	25,000
0.20	112,500
0.18	25,000
0.15	1,590,000
0.40	125,000
0.45	300,000
0.35	50,000
2,477,500

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Controls and Procedures

The Company’s management has evaluated the effectiveness of Teryl Resources Corp.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the quarter ending November 30, 2006. No changes were made in internal controls over financial reporting during the quarter ended November 30, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com